                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                For May 22, 2003



                           PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                VANCOUVER, B.C.
                                    V6C 2T6


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PAN AMERICAN SILVER CORP.



Date: May 22, 2003                       By:   (Signed) ROBERT PIROOZ
                                               --------------------------
                                               Robert Pirooz
                                               Vice President, Legal Affairs


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This is the form of a material change report required under section 85(1) of the
Securities Act and section 151 of the Securities Rules.

                                BC FORM 53-901F
                              (PREVIOUSLY FORM 27)

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SIMILAR PROVISIONS OF OTHER APPLICABLE LEGISLATION


ITEM 1.   REPORTING ISSUER

          Pan American Silver Corp. (the "COMPANY")
          1500 - 625 Howe Street
          Vancouver, BC  V6C 2T6

ITEM 2.   DATE OF MATERIAL CHANGE

          May 13, 2003

ITEM 3.   PRESS RELEASE

          A press release was issued by the Company on May 13, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

          The Company announced its first quarter financial and operations results for the quarter ended March 31, 2003. All amounts are expressed in U.S. dollars. The company reported a net loss for the first quarter of $1.1 million ($0.02 per share) compared to a net loss of $1.3 million ($0.03 per share) for the first quarter of 2002. During the first quarter the Company completed its acquisition of Corner Bay Silver and its wholly owned Alamo Dorado silver project in Sonora State. Pan American is now updating the Corner Bay feasibility study and a drilling and metallurgical testing program has been initiated in order to evaluate a mill versus heap leach process for the project.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          HIGHLIGHTS

          o Record quarterly silver production of 2.15 million ounces from Pan American's four wholly owned silver operations.

          o Acquisition of Corner Bay Silver completed and feasibility study review of Alamo Dorado silver project initiated.

          o Excellent silver and gold drilling results at Manantial Espejo property, Argentina.

          o La Colorada mine expansion on schedule and budget for July 2003 start-up.


          FINANCIAL (all amounts are expressed in US$)

          Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA; Warrants TSX:
          PAA_t) reported a net loss for the first quarter of $1.1 million ($0.02 per share) compared to a net loss of $1.3 million ($0.03 per share) for the first quarter of 2002.


          Consolidated silver production for the three months ended March 31, 2003 totalled 2.15 million ounces representing a four percent increase from the same period of the prior year. This increase was due to increased production from the Huaron mine and production from silver-rich pyrite stockpiles acquired late last year partially offset by lower production from the Quiruvilca mine. Zinc metal produced during the first quarter of 2003 amounted to 9,343 tonnes (2002 -- 10,107 tonnes), lead production was 5,812 tonnes (2002 -- 5,441 tonnes) and copper production was 767 tonnes (2002 -- 669 tonnes).

          Revenue for the first quarter of 2003 amounted to $7.8 million (2002 -- $10.2 million). The decrease in revenue was due to the timing of concentrate shipments. Revenue for the first quarter of this year was generated from sales of 14,260 tonnes of zinc concentrate (2002 -- 18,990 tonnes), 1,256 tonnes of lead concentrate (2002 -- 4,790 tonnes) and 2,878 tonnes of copper concentrate (2002 -- 2,934 tonnes). Operating costs were also lower for the first quarter of 2003 relative to 2002 because of lower shipments. The concentrate shipment delays were requested by certain purchasers to allow them to accumulate larger volumes and thereby lower unit shipping costs.

          The average metal prices realized during the first quarter of 2003 were marginally higher than for the corresponding period of last year. The price received per ounce of silver averaged $4.37 (2002 -- $4.15) and for zinc the realized price per pound was $0.36 (2002 -- $0.36).

          During the first quarter of 2003, operating activities generated cash of $0.5 million. Investing activities consumed $2.3 million and financing activities generated $4.2 million. Operating cash flow resulted from an increase in cash advances received for concentrates not shipped. Investing activities consisted of spending on property plant and equipment of $5.4 million including $4.1 million for the La Colorada mine expansion and $0.5 million on infrastructure and equipment at the Huaron mine. Cash of $3.1 million was received from the acquisition of Corner Bay Silver Inc. Proceeds of $4 million were received from the La Colorada expansion loan and repayments of $0.4 million were made on the Huaron loan. Total debt and capital asset lease obligations outstanding at March 31, 2003 amounted to $9.2 million of which $1.6 million is current.

          PERU OPERATIONS

          Pan American's three Peru silver operations produced a total of 1.95 million ounces of silver in the first quarter. The Huaron mine had a good quarter, producing 1.2 million ounces of silver, 5,500 tonnes of zinc and 4,400 tonnes of lead from 158,000 tonnes of ore at a total cash cost of $3.81 per ounce of silver produced net of by product credits. The mine's 10 percent expansion, which commenced in late 2002, is nearly complete and production for 2003 is planned at 4.9 million ounces of silver. The Quiruvilca mine



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          produced 0.6 million ounces of silver, 3,700 tonnes of zinc and 1,300 tonnes of lead in the quarter from 121,000 tonnes of ore. Quiruvilca's operating results continue to be negatively affected by low metal prices, and expected but lower-than-normal grades in the current mining areas. Total cash costs at Quiruvilca were $5.20 per ounce of silver produced net of by product credits. The small pyrite stockpile operation near the Huaron mine produced 0.13 million ounces of silver in the quarter at a cash cost of $2.08 per ounce.

          MEXICO OPERATIONS

          At the Company's La Colorada mine, 0.2 million ounces of silver were produced in the first quarter. Operating results continue to be treated as pre-production revenue. The mine's fully financed $20 million expansion project remains on schedule and budget for completion in early July, with forecast production of 2.2 million ounces in 2003 at a cash cost of $3.06 per ounce of silver. In March the Company began drawing from the $10 million project loan from the International Finance Corporation, a member of the World Bank Group, to fund remaining capital expenditures.

          The highlight of the first quarter was the completion of the Company's acquisition of Corner Bay Silver and its wholly owned Alamo Dorado silver project in Sonora State. This followed approval of the transaction by shareholders in September and an agreement respecting water rights for the project from Mexican authorities in February. Pan American is now updating the Corner Bay feasibility study and a drilling and metallurgical testing program has been initiated in order to evaluate a mill versus heap leach process for the project. This program is expected to be complete in September and will enable project financing later in the year and, subject to financing, commencement of construction. Based on Corner Bay's original feasibility study, planned production from Alamo Dorado is 6 million ounces per year at an average cash cost of $3.25 per equivalent ounce of silver.

          EXPLORATION AND DEVELOPMENT PROJECTS

          A 6,000 meter drilling program at the 50 percent owned Manantial Espejo property in Argentina concluded during the quarter, with excellent results. Planning is now in progress for an underground tunnelling and drilling program, to commence in late 2003. The recent drilling is expected to increase the current measured and indicated resource of 4,390,000 tonnes grading 264 g/t silver and 4.51 g/t gold and inferred resource of 1,590,000 tonnes grading 258 g/t silver and
          3.65 g/t gold. In Bolivia, silver production continued from the small scale San Vicente silver mine under lease to a Bolivian mining company. Discussions remain underway to re-initiate work that will enable a new feasibility study and ultimately expended mine production. Finally, in Russia, the Dukat mine continued its start-up though production statistics are not yet available.

          OTHER DEVELOPMENTS

          Pan American is pleased to welcome several new members to its senior operating group to better manage its strong growth. John Wright, President and Chief Operating Officer, will be stepping down in mid-year for family reasons but he will remain an active Director of the company. Geoff Burns has been appointed to fulfil his functions. Mr.


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
          Burns has had a distinguished career in the mining industry. He served in a variety of financial roles including Chief Financial Officer and Controller with a major Canadian gold mining company from 1984 to 1998 and most recently he was Chief Financial Officer of a large US silver and gold producer from 199 to 2003. Brenda Radies has joined the company as Vice President of Corporate Relations to replace Rosie Moore. Since 1993, Ms. Radies has been with one of Canada's and the world's largest gold producers, most recently as Director of Corporate Communications. Robert Pirooz has rejoined the Company as Vice President, Legal Affairs. Finally, Bill Faust, a mining engineer with broad experience in mine development and operations in North America and Mexico, joins the company as manager of the Alamo Dorado silver mine development project, a position he held with Corner Bay Silver.

          SILVER MARKETS

          The most reliable annual compendium of silver statistics was published on May 8, 2003 by London-based GFMS on behalf of the Silver Institute. GFMS reported that the deficit between silver fabrication demand and conventional silver supply (mine production and scrap) remained very large at 67.4 million ounces. Industrial demand for silver increased in 2002, world silver mine production declined (and is likely to decline further in 2003), and overall silver demand fell by 3.5 percent, overwhelmingly due to a 28 percent slump in Indian jewellery and silverware demand. Chinese government sales were reported to have decreased to 51 million ounces from 68 million in 2002. Although GFMS increased its estimate of remaining Chinese silver stocks, it noted that Chinese internal demand increased sharply in 2002 almost eliminating the historic surplus of Chinese mine supply. Once this surplus is eliminated, China will be a net silver consumer which is expected to result in faster depletion of remaining Chinese official silver stocks. The recent weakness of the US dollar is also a positive factor in silver market fundamentals.

ITEM 6.   RELIANCE ON SECTION 85(2) OF THE ACT

          This report is not being filed on a confidential basis.

ITEM 7.   OMITTED INFORMATION

          There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.   SENIOR OFFICERS

          For Further information, please contact:

          Name:          Robert Pirooz
          Office:        Vice President, Legal Affairs
          Telephone:     (604) 684-1175



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
ITEM 9.   STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.


          DATED at Vancouver, British Columbia, this 22nd day of May, 2003.


                           (signed) Robert Pirooz
                           -----------------------------------------------------
                           Signature of a senior officer of the reporting issuer

                           Robert Pirooz, Vice President, Legal Affairs
                           -----------------------------------------------------




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